Exhibit 99.3

NICE Awarded a 2014 CRM Excellence Award Presented by
CUSTOMER Magazine

NICE is recognized for helping a leading U.S. retailer boost sales effectiveness, customer satisfaction, and operational efficiency

RA’ANANA, ISRAEL, May 12, 2014 – NICE Systems (NASDAQ: NICE) announced today that it is the recipient of a 2014 CRM Excellence Award, presented by TMC CUSTOMER magazine. The award recognizes NICE Interaction Analytics for boosting sales effectiveness, customer satisfaction, and operational efficiency.

Winners were chosen on the basis of their product’s ability to help businesses expand their relationship with their customers. The hard data shows that NICE Interactions Analytics is being successfully used by a leading U.S. retailer to gain valuable insights into customer interactions, share them with relevant stakeholders, and take action to achieve defined business objectives.

The company chose NICE to help it convert its contact centers from “service recovery centers” to “revenue generation centers.” Since deploying the NICE solutions in 2012, it has enhanced customer experience, while seeing significant financial benefits, enhanced agent performance and improved processes and policies. Some specific achievements include: additional realized revenue, improved Net Promoter scores, and reduced average call handle time.

Yochai Rozenblat, President, NICE Enterprise Group
“This award reinforces our commitment to helping companies get closer to their customers in order to achieve their business objectives. NICE Interaction Analytics is a key element in understanding customer needs and preferences and identifying areas of improvement within contact center operations. Organizations can act on these insights to improve processes, engage employees, and deliver an exceptional customer experience.”

Rich Tehrani, TMC’s CEO and Group Editor-in-Chief
“The 15th Annual CRM Excellence Awards has recognized NICE for being a true CRM partner to its customers and clients. NICE has demonstrated to the editors of CUSTOMER magazine that its Interaction Analytics solution improves its clients’ business by streamlining and facilitating the flow of information between companies and their customers.”

The 2014 CRM Excellence Award winners can be found in the May issue of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.